American Cannabis Company

 October 31, 2019

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Re: American Cannabis Company, Inc. (the "Company")

Registration Statement on Form S-I/A File No. 333-234299

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at Monday, November 4, 2019 at 9:00 AM Eastern Daylight Savings Time, or as soon thereafter as is practicable.

Very truly yours,

AMERICAN CANNABIS COMPANY, INC.

By: /s/ Terry Buffalo

Name: Terry Buffalo

Title: Principal Executive Officer